Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

GLOBAL II, INC.

WHICH IS CHANGING ITS NAME HEREBY TO

GLOBAL ENTERTAINMENT CORPORATION

Pursuant to the provisions of Title 7, Chapter 78 of the Nevada Revised Statutes Annotated (the “Act”), the Articles of Incorporation of this Corporation are hereby amended and restated to read in their entirety as follows:

“ARTICLE I

The name of this corporation is Global Entertainment Corporation.

ARTICLE II

The corporation is organized to engage in any lawful acts, activities and pursuits for which a corporation may be organized under the Act, as amended from time to time.

ARTICLE III

The corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares this corporation is authorized to issue is sixty million (60,000,000). The number of shares of Common Stock authorized is fifty million (50,000,000) shares. The number of shares of Preferred Stock authorized is ten million (10,000,000) shares. All shares of Common Stock and Preferred Stock shall have a par value of $0.001 per share.

The preferences, limitations and relative rights of each class of stock (to the extent established hereby), and the express grant of authority to the Board of Directors to amend these Articles of Incorporation to divide the Preferred Stock into series, to establish and modify the preferences, limitations and relative rights of each series of Preferred Stock, and to otherwise impact the capitalization of the corporation, subject to certain limitations and procedures and as provided in Sections 195 and 1955 of the Act, are as follows:

A. Common Stock

1. Voting Rights. Except as otherwise expressly provided by law or in this Article III, each outstanding share of Common Stock shall be entitled to one (1) vote on each matter to be voted on by the stockholders of the corporation.

2. Liquidation Rights. Subject to any prior or superior rights of liquidation as may be conferred upon any shares of Preferred Stock, and after payment or provision for payment of the debts and other liabilities of the corporation, upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation, the holders of Common Stock then outstanding shall be entitled to receive all of the assets and funds of the corporation remaining and available for distribution. Such assets and funds shall be divided among and paid to the holders of Common Stock, on a pro-rata basis, according to the number of shares of Common Stock held by them.

3. Dividends. Dividends may be paid on the outstanding shares of Common Stock as and when declared by the Board of Directors, out of funds legally available therefore, provided, however, that no dividends shall be made with respect to the Common Stock until any preferential dividends required to be paid or set apart for any shares of Preferred Stock have been paid or set apart.

4. Residual Rights. All rights accruing to the outstanding stock of the corporation not expressly provided for to the contrary herein or in the corporation’s bylaws or in any amendment hereto or thereto shall be vested in the Common Stock.

B. Preferred Stock

The Board of Directors is hereby authorized, by resolution and without stockholder action, to take the following actions, provided that a certificate of designation is filed with the Nevada Secretary of State, pursuant to the requirements of Section 1955 of the Act, to:

(i) create one or more series of Preferred Stock, fix the number of shares of each such series (within the total number of authorized shares of Preferred Stock available for designation as a part of such series), and designate, determine and prescribe the voting powers, designations, preferences, limitations, restrictions and relative rights of each series of Preferred Stock, within the limits and subject to the requirements set forth in Sections 195, 1955 and 196 of the Act;

(ii) if no shares of a series of Preferred Stock established by resolution of the Board of Directors have been issued, the designation of the series, the number of shares constituting such series and the voting powers, designations, preferences, limitations, restrictions and relative rights of the series may be amended by a resolution of the Board of Directors pursuant to a certificate of amendment to the certificate of designation in accordance with the provisions of Sections 195, 1995 and 196 of the Act;

(iii) if shares of a series of Preferred Stock established by resolution of the Board of Directors have been issued, the designation of the series, the number of the series and the voting powers, designations, preferences, limitations, restrictions and relative rights of the series may be amended by a resolution of the Board of Directors, unless the certificate of designation otherwise provides, only if the amendment is approved by the vote of the stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the certificate of designation, of (i) the series of Preferred Stock being amended, and (ii) each series of Preferred Stock, which before the amendment, is senior to the series being amended as to the payment of distributions upon dissolution of the corporation, regardless of any limitations or restrictions on the voting power of that series.

ARTICLE IV

To the fullest extent permitted by the Act or any other applicable law as now in effect or as it may hereafter be amended, no director or officer of this corporation shall be personally liable to the corporation or its stockholders for damages for any breach of fiduciary duty as a director or officer.”

By unanimous written consent of the corporation’s Board of Directors dated April 14, 2000, the directors adopted a resolution setting forth the proposed amendments and restatement of the Articles of Incorporation, declared the advisability of stockholder approval of such amendments and restatement, and provided for the stockholders to take action by written consent, as provided by the Act, to consider such approval.

The foregoing amendments to and restatement of the Articles of Incorporation were adopted by the corporation’s stockholders by written consent dated effective as of April 14, 2000, in accordance with the requirements of the Act.

Upon the adoption of the foregoing amendments to and restatement of the Articles of Incorporation, the corporation was authorized to issue only one class of stock, and one million (1,000,000) shares of such class were outstanding. Stockholders holding eight hundred and ninety five thousand twenty (895,020) shares executed the written consent approving and adopting the Amended and Restated Articles of Incorporation.

IN WITNESS WHEREOF, these Amended and Restated Articles of Incorporation are hereby executed, effective as of the 14 day of April, 2000.

/s/ Ronald E. Warnicke
Ronald E. Warnicke, President

/s/ Robert C. Warnicke
Robert C. Warnicke, Secretary

The foregoing certificate was acknowledged before me this 14th day of April, 2000, by Ronald E. Warnicke, President of Global II, Inc. (which is changing its name to Global Entertainment Corporation), a Nevada corporation, on behalf of such corporation.

/s/ Joanne Bjorklund
Notary Public

[NOTARY SEAL]

The foregoing certificate was acknowledged before me this 14th day of April, 2000, by Robert C. Warnicke, Secretary of Global II, Inc. (which is changing its name to Global Entertainment Corporation), a Nevada corporation, on behalf of such corporation.

/s/ Terri Sherrod
Notary Public

[NOTARY SEAL]